SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras´ Proven Reserves in 2014

Rio de Janeiro, January 13, 2015 – Petróleo Brasileiro S.A. - Petrobras announces its proven reserves of petroleum (oil and condensate) and natural gas, assessed at the end of 2014 according to ANP/SPE (National Petroleum, Natural Gas and Biofuels Agency / Society of Petroleum Engineers) and SEC (US Securities and Exchange Commission) criteria.

Proven Reserves according to ANP/SPE Criteria:

According to ANP/SPE criteria, on December 31, 2014, Petrobras´ proven oil, condensate and natural gas reserves reached 16.612 billion barrels of oil equivalent (boe), representing an increase of 0.3% from 2013 (16.565 billion boe), as shown in Table 1:

Table 1 –Proven Reserves (ANP/SPE criteria) in 2014

Item		Proven Reserves
Brazil	Oil and Condensate (billion bbl)	13.686
	Natural Gas (billion m3)	396.895
	Oil Equivalent (billion boe)	16.183
International	Oil and Condensate (billion bbl)	0.270
	Natural Gas (billion m3)	27.146
	Oil Equivalent (billion boe)	0.429
Petrobras Total	Oil and Condensate (billion bbl)	13.956
	Natural Gas (billion m3)	424.041
	Oil Equivalent (billion boe)	16.612

 Apparent differences in the sum of the numbers are due to rounding off.

As shown in Graphic 1, in addition to proven reserves of 2013 (16.565 billion boe), 1.150 billion boe were added during 2014. In turn, divestments were made providing a monetization in advance of 0.164 billion boe of proven reserves in Colombia, Peru, Argentina and United States (with respective deduction of this volume) and also the return of 11 concessions in Brazil (Caravela, Estrela do Mar, Cavalo Marinho, Tubarão, Iraí, Pojuca Norte, Gaiúba, Carataí, Moréia, Carapiá and Guaiamá) that led to a reduction of proven reserves of 0.043 billion boe.

The balance between appropriations, asset sales (monetization of Petrobras' reserves abroad) and concession returns in Brazil resulted in an increase of 0.943 billion boe to Petrobras´ proven reserves, more than compensating the production of 0.896 billion boe in 2014, according to Graphic 1.

It should be emphasized that this produced volume of 0.896 billion boe in 2014 do not take into account the Extended Well Tests (EWTs) in exploratory blocks in Brazil or production in Bolivia since there, according to article 357 of the Bolivian Constitution (promulgated on February 7th, 2009) the concessionaire cannot register the reserves and, for EWTs, the area is still exploratory, not yet declared commercial, therefore, do not have associated reserve.

Graphic 1 – Evolution of Proven Reserves in 2014: Consolidated (ANP/SPE criteria, billion boe)

Table 2 presents the evolution of proven reserves in Brazil and abroad in 2014, according to ANP/SPE criteria:

Table 2 – Evolution of Proven Reserves in 2014: Brazil and International (ANP/SPE criteria)

Composition of proven reserves	Brazil (billion boe)	International (billion boe)	Petrobras Total (billion boe)
a) Proven Reserves December/2013	15.973	0.592	16.565
b) Additions to Proven Reserves in 2014	1.091	0.059	1.150
c) Reserves Monetization in 2014	0.000	-0.164	-0.164
d) Concessions returned in 2014	-0.043	0.000	-0.043
e) Balance in 2014 (b+c+d)	1.049	-0.105	0.943
f) Year Production in 2014	-0.839	-0.057	-0.896
g) Annual Variation (e+f)	0.210	-0.163	0.047
h) Proven Reserves December /2014 (a+g)	16.183	0.429	16.612

           Apparent differences in the sum of the numbers are due to rounding off.

As a result, Petrobras presented a Reserve Replacement Ratio (RRR) of 105%. In other words, the added volumes, deducting anticipated monetized volumes through divestments, and the returned concessions, were 5% greater than the production of 2014. It is worthy noticing that the Petrobras´ 2014 production considered at this reserves estimate had an increase of 4.1% from 2013 (0.861 billion boe), which means that, even with a significant increase in produced volume, the Company maintained its proven reserves growth.

It is important mentioning that the sale of exploration and production assets in Colombia, Peru, Argentina and United States took place between September 2013 and February 2014. These sales were done in periods of high levels of oil prices, which have varied from US$ 108.00/bbl to US$ 111.90/bbl in the months of the sales, and thus previously to recent and sudden price downfall. As information, if Petrobras did not had monetized these reserves in 2014, it would have presented an Organic Reserve Replacement Ratio (*) of 124%.

(*) Index used in the Oil Industry that is calculated without considering monetized assets.

In Brazil, the highlight is the 23% growth of proven reserves in Pre-Salt in relation to 2013. Thereby, pre-salt has become responsible for more than 30% of Petrobras´ proven reserves in only six years after the first pre-salt barrel production start-up at Campos Basin in 2008. This pre-salt proven reserves growth contributed significantly to Petrobras´ Reserves Replacement Index of 125% in Brazil, above 100% for the twenty-third consecutive year. Petrobras´ production in Brazil this year was of 0.839 billion boe, excluding EWTs, a 4.9% increase from 2013.

Table 3 presents Petrobras´ “Reserve Replacement Ratio (RRR)” and “Reserve/Production (R/P) Ratio” in Brazil and abroad. The Company´s R/P reached 18.5 years, being 19.3 years if it only takes into account reserves and production in Brazil:

                                                                           Table 3 – Reserves Indicators (ANP/SPE criteria) in 2014

Indicators	Brazil	International	Petrobras Total
RRR	125%	-183%	105%
R/P	19.3 years	7.5 years	18.5 years

The highlights of 2014, in terms of proven reserves in Brazil, were:

•         Declaration of commerciality at five Pre-Salt exploratory areas, four of them related to the Transfer of Rights Agreement, that generated eight fields: Sépia (Nordeste de Tupi), Itapu (Florim), Sul de Sapinhoá (Sul de Guará), Atapu (Entorno de Iara), Norte de Berbigão (Entorno de Iara), Sul de Berbigão (Entorno de Iara), Norte de Sururu (Entorno de Iara) and Sul de Sururu (Entorno de Iara), and one in  Santos Basin Concession Contract that generated three new fields: Berbigão (BM-S-11), Oeste de Atapu (BM-S-11) and Sururu (BM-S-11):

 -         A volume of 0.243 billion boe was appropriated as proven reserve in 2014 at these Transfer of Rights fields;

   -       These eight Transfer of Rights fields added to those two that were declared commercial in 2013 (Búzios and Sul de Lula), will allow for the production of the total contracted volume of 5 billion boe.  Regarding reserves booking, the incorporation of the volumes contracted through the Transfer of Rights as proven reserves will occur along the coming years, as the production development takes place and in accordance to the ANP/SPE and SEC criteria. Currently the Transfer of Rights areas volume of 5 billion barrels is accounted for as total reserves.

Map 1 illustrates the location of the fields that were declared commercial in 2014 in Santos Basin.

Map 1 – Fields with Declaration of Commerciality in 2014 – Santos Basin

•         A volume of 0.037 billion boe was appropriated as proven reserve in 2014 in the three new Concession Contract fields of the Santos Basin pre-salt. This amount corresponds to Petrobras´ 65% share in the consortium of BMS-11 block. The additional volume already discovered and economically viable will be appropriated as proven reserves as the production projects are implemented throughout the next years;

•         Declaration of commerciality of an exploratory area in Solimões Basin, that generated the Arara Azul field (BT-SOL-3 – SOL-T-171 Block), immediately appropriating a proven reserve volume of 0.008 billion boe;

•         Incorporation of 0.015 billion boe of proven reserves, from continued success of the exploratory activity, volume related to the discovery of a new accumulation of albian-age carbonates (Suruanã area) next to the existing infrastructure at Roncador field in Campos Basin;

•         Growth of proven reserves in the pre-salt production fields resulting from the positive responses of the reservoirs, from the secondary recovery mechanisms (water injection) and from the operational efficiency of the production systems, as well as from the increased drilling activity and wells connection, both in Santos and Campos Basins. From these incorporation of reserves, 43% were from Búzios (Transfer of Rights), 36% from Lula, Lula/Área de Iracema and Sapinhoá fields, in Santos Basin and 21% from fields that constitutes the Whales Park area (Parque das Baleias), besides Marlim Leste and Barracuda fields, in Campos Basin;

•         Growth of the Recovery Factor from Post-Salt producing fields: Marlim Leste, Marlim Sul, Tartaruga Verde and Tartaruga Mestiça fields in Campos Basin.

The highlights of 2014, in terms of proven reserves abroad, were:

•         Anticipated monetization through divestments of Petrobras´ reserves in Peru, Colombia, Argentina and United States, totaling a proven reserve volume of 0.164 billion boe;

•         Increase in concessions terms in Argentinian fields with due date up to 2017, for 10 years, appropriating a proven reserve volume of 0.031 billion boe; and,

•         Appropriations due to the drilling of new exploratory and production development wells in Argentinian onshore fields and offshore in the US Gulf of Mexico, as planned.

Petrobras does not book reserves in Bolivia as the article 357 of the Bolivian Constitution prohibits the release and booking of such volumes.

Proven Reserves according to SEC Criteria:

According to SEC reserves classification and appropriation criteria, on December 31, 2014, Petrobras´ proven oil, condensate and natural gas reserves reached 13.131 billion barrels of oil equivalent (boe), which represents an increase of 0.1% from 2013 (13.123 billion boe), as shown in Table 4:

Table 4 – Volumes of Proven Reserves (SEC criteria) in 2014

Item		Proven Reserves
Brazil	Oil and Condensate (billion bbl)	10.851
	Natural Gas (billion m3)	295.980
	Oil Equivalent (billion boe)	12.713
International	Oil and Condensate (billion bbl)	0.259
	Natural Gas (billion m3)	27.117
	Oil Equivalent (billion boe)	0.418
Petrobras Total	Oil and Condensate (billion bbl)	11.110
	Natural Gas (billion m3)	323.097
	Oil Equivalent (billion boe)	13.131

                                   Apparent differences in the sum of the numbers are due to rounding off.

During 2014, 1.097 billion boe were added to proven reserves. In that year, divestments were made providing a monetization in advance of proven reserves in Colombia, Peru, Argentina and United States, totaling 0.163 billion boe, and concession returns in Brazil with proven reserves of 0.030 billion boe. The balance between appropriations, sales and returns resulted in an increase of 0.904 billion boe to Petrobras´ proven reserves, more than compensating the production of 0.896 billion boe, not taken into account the production of Extended Well Tests (EWTs) in exploratory blocks in Brazil, or production in Bolivia, for the reasons already mentioned and, for EWTs, the area is still exploratory, not yet commercial, therefore, do not have associated reserve.

Graphic 2 – Evolution of Proven Reserves in 2014

 (SEC criteria, billion boe)

As information, if Petrobras had not monetized in advance reserves in Colombia, Peru, Argentina and United States in 2014, it would have presented an Organic Reserve Replacement Ratio (*) of 120%.

(*) Index used in the Oil Industry that is calculated without considering monetized assets.

Petrobras presented a Reserve Replacement Ratio (RRR) of 101%, in other words, added 1% more than its production in 2014. Note that, in 2014, Petrobras´ oil equivalent production, provided from proven reserves, increased 4.1% in relation to 2013 (0.861 billion boe). Therefore, even with a significant produced volume increase, the Company grew its proven reserves, according to SEC criteria.

The evolution of the proven reserves, according to SEC criteria, is shown in Table 5.

Table 5 – Evolution of Proven Reserves (SEC criteria) in 2014

Composition of proven reserves	Brazil (billion boe)	International (billion boe)	Petrobras Total (billion boe)
a) Proven Reserves December/2013	12.540	0.583	13.123
b) Additions to Proven Reserves in 2014	1.041	0.056	1.097
c) Reserves Monetization in 2014	0.000	-0.163	-0.163
d) Return of concessions in 2014	-0.030	0.000	-0.030
e) Balance in 2014 (b+c+d)	1.011	-0.107	0.904
f) Year Production in 2014	-0.839	-0.057	-0.896
g) Annual Variation (e+f)	0.172	-0.164	0.008
h) Proven Reserves December/2014 (a+g)	12.713	0.418	13.131

         Apparent differences in the sum of the numbers are due to rounding off.

The same highlights previously made for proven reserves according to ANP/SPE criteria, applied to proven reserves, according to SEC criteria.

The main differences between the ANP/SPE and SEC criteria are sale prices, technical aspects and, in case of Brazil, the concession period.

Table 6 presents Petrobras´ “Reserve Replacement Ratio (RRR)” and “Reserve/Production (R/P) Ratio” indicators. Note that, to each barrel of oil equivalent extracted in 2014, it was appropriated 1.01 barrel, resulting in a Reserve Replacement Ratio (RRR) of 101%. The Reserve/Production (R/P) Ratio was 14.7 years.

                                                                           Table 6 – Reserves Indicators (SEC criteria) in 2014

Indicators	Brazil	International	Petrobras Total
RRR	121%	-186%	101%
R/P	15.2 years	7.3 years	14.7 years

Also in SEC criteria, Petrobras obtained a Reserve Replacement Ratio of 121% in Brazil, appropriating 21% more proven reserves than production in 2014 (0.839 billion boe, excluding EWTs). This production was 4.9% higher than in 2013 (0.800 billion boe).

It is important mentioning that Petrobras historically certifies 95% of its proven reserves according to SEC criteria. Currently, D&M (DeGolyer and MacNaughton) is the certifying entity.

Petrobras clarifies that the property of the hydrocarbon reserves belongs to their respective Nation States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.